

Mail Stop 3233

September 6, 2016

Via E-mail
Cherif Medawar
Chief Executive Officer
United Group Fund, Inc.
18622 Rocoso Pl
Tarzana, California 91356

> **Re:** **United Group Fund, Inc.**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed September 1, 2016**
> **File No. 024-10522**

Dear Mr. Medawar:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2016 letter.

Dilution, page 19

1. We note your response to comment 1. We are still not able to recalculate your net tangible book value per share after offering in each of the scenarios presented. As such, we are reissuing our comment in its entirety. Please quantitatively clarify for us how you calculated your net tangible book value per share after offering (i.e. provide us with your calculations for each scenario).

You may contact Bill Demarest at (202) 551-3432 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq.